NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES NYSE American LLC ("NYSE American" or the "Exchange") hereby notifies the Securities and Exchange Commission (the "Commission") of its intention to remove the Redeemable Warrants, each exercisable for one share of Common Stock at an exercise price of $11.50 (the "Warrants") of Ault Disruptive Technologies Corporation (the "Company") from listing and registration on the Exchange at the opening of business on November 14, 2022, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Warrants are no longer suitable for continued listing and trading on the Exchange. The Exchange has determined that the Company's Warrants are no longer suitable for listing based on low selling price levels, pursuant to Section 1003(f)(v) of the NYSE American Company Guide. On October 20, 2022, the Exchange determined that the Warrants of the Company should be suspended from trading and directed the preparation and filing with the Commission of this application for the removal of the Warrants from listing and registration on the NYSE American. The Company was notified on October 20, 2022. Pursuant to the above authorization, a press release regarding the proposed delisting was issued and posted on the Exchange's website on October 20, 2022. Trading in the Warrants was immediately suspended on October 20, 2022. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange, the determination to delist the Warrants, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Company did not file such request within the specified time period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.